UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

(Name of Issuer)

Common Shares $0.01 par value

(Title of Class of Securities)

G4809J 106

(CUSIP Number)

Michael Levitt, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, New York 10022

(212) 277-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G4809J 106	Page 1 of 14

1	Name of Reporting Person Wasef Jabsheh
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organizations Jordan and Canada
Number of	7	Sole Voting Power 17,462,974*
Shares Beneficially	8	Shared Voting Power 0
Owned by Each	9	Sole Dispositive Power 16,331,826*
Reporting Person With	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,462,974
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 33%**
14	Type of Reporting Person (See Instructions) IN

*	Of the total amount of common shares, par value $0.01 per share (“Common Shares”) which Mr. Jabsheh beneficially owns, (1) he has the present right to vote 13,462,974 Common Shares, (2) he has the right to dispose of 12,331,826 of these shares and (3) he owns 4,000,000 warrants to acquire Common Shares.
**	Calculations of percentage ownership in this Schedule 13D with respect to the Reporting Person are based upon a total of 52,447,306 Common Shares, which includes (i) 48,447,306 Common Shares of International General Insurance Holdings Ltd. outstanding as of March 17, 2020 and (ii) 4,000,000 shares issuable upon the exercise of warrants to acquire Common Share owned by the Reporting Person. In accordance with SEC rules governing beneficial ownership, the calculation of percentage ownership includes warrants held by the Reporting Person but does not include any other shares issuable upon the exercise of any other outstanding warrants held by other persons.

ITEM 1.	SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is to the Common Shares, par value $0.01 per share, of International General Insurance Holdings Ltd., a Bermuda exempted company (the “Issuer”). The principal executive office of the Issuer is located at 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan.

ITEM 2.	IDENTITY AND BACKGROUND

(a)       This Schedule 13D is being filed by Wasef Jabsheh (the “Reporting Person”), the Chairman of the Board of Directors (the “Board”) and Chief Executive Officer of the Issuer.

(b)       The address and principal office of the Reporting Person is 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan.

(c)       The Reporting Person serves as the Chairman of the Board and Chief Executive Officer of the Issuer. The principal executive office of the Issuer is located at 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan.

(d)        During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)       The Reporting Person is a citizen of Jordan and Canada.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Common Shares were received by the Reporting Person in connection with the business combination agreement, dated as of October 10, 2019 (as amended, the “Business Combination Agreement”), entered into by and among Tiberius Acquisition Corporation, a Delaware corporation (“Tiberius”), Lagniappe Ventures LLC, a Delaware limited liability company (the “Sponsor”), in its capacity as the representative for the stockholders of Tiberius (the “Purchaser Representative”), International General Insurance Holdings Limited, a company organized under the laws of the Dubai International Financial Centre (“IGI”), the Reporting Person, in his capacity as the representative (the “Seller Representative”) for the holders of IGI’s outstanding ordinary shares, and, pursuant to joinder agreements, the Issuer and Tiberius Merger Sub, Inc. (“Merger Sub”). The Business Combination Agreement provided for, among other things, (i) the merger of Merger Sub with and into Tiberius, with Tiberius surviving the merger and the security holders of Tiberius becoming security holders of the Issuer, and (ii) the exchange of all of the outstanding share capital of IGI by the shareholders of IGI, including the Reporting Person, for a combination of Common Shares of the Issuer and aggregate cash consideration of $80.0 million (the “Business Combination”). The Reporting Person received 12,331,826 Common Shares and $65 million in exchange for his 62,208,531 ordinary shares of IGI and received 1,131,148 Common Shares and 4,000,000 warrants from the Sponsor as part of the Business Combination. The information set forth in Item 4 and Item 6 is incorporated by reference herein.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person became the beneficial owner of more than 5% of the outstanding Common Shares of the Issuer upon his receipt, in connection with the Business Combination, on March 17, 2020 of (i) 12,331,826 Common Shares, (ii) 1,131,148 contingent unvested shares and (iii) 4,000,000 warrants to purchase Common Shares at a price of $11.50 per share. The Reporting Person’s ownership does not include 776,728 shares beneficially owned by his adult children, as Mr. Jabsheh does not have the right to vote or dispose of such shares and thus does not have beneficial ownership of such shares. With respect to 600,000 Common Shares of the Issuer that vest when the Issuer’s share price is $11.50 per share for 20 out of 30 trading days, 400,000 Common Shares of the Issuer that vest when the Issuer’s share price is $12.50 per share for 20 out of 30 trading days and 131,148 Common Shares of the Issuer that vest when the Issuer’s share price is $15.25 per share for 20 out of 30 trading days, the Reporting Person is deemed to have beneficial ownership of such shares because he retains the right to vote such shares (but he cannot dispose of such shares until they vest).

From time to time, the Reporting Person may acquire beneficial ownership of additional Common Shares (or additional warrants to purchase Common Shares) by either (i) acquisition or purchase in the open market or in privately-negotiated transactions or otherwise or (ii) receipt from the Issuer of future compensatory equity incentive awards for which the Reporting Person qualifies, including, but not limited to, any stock option, share appreciation right, restricted share award, restricted stock unit (RSU) award, performance award, other share-based award or other cash-based award related to the Issuer’s Common Shares. In addition, from time to time, the Reporting Person may determine, to the extent permitted by the Lock-Up Agreement (as defined below), (i) to dispose of all or a portion of the Common Shares (or warrants to purchase Common Shares) which are beneficially owned by the Reporting Person and over which the Reporting Person has investment power in the open market or in privately-negotiated transactions or otherwise or (ii) to the extent permitted by law and the policies of the Company, to engage in hedging or pledging transactions with respect to the Common Shares or other securities of the Issuer. The Reporting Person may sell, purchase, hold, vote, trade, dispose of or otherwise deal in Common Shares of the Issuer and/or other equity, debt or other securities of the Issuer and/or its affiliates at times, and in such manner, as he deems advisable, to the extent permitted by the Lock-Up Agreement and the transfer restrictions imposed by (i) the Escrow Agreement, dated as of March 17, 2020, among the Issuer, the Purchaser Representative and the Seller Representative, (ii) the Insider Letter, dated as of March 15, 2018, by and among Tiberius, Sponsor and certain other insiders named therein (the “Insider Letter”) and the Share Transfer Agreement, dated as of March 16, 2020, by and among the Sponsor, the Issuer, and the Reporting Person (the “Share Transfer Agreement”), which govern the 1,131,148 contingent unvested shares which the Reporting Person received from the Sponsor and (iii) the Warrant Agreement, dated as of March 15, 2018, by and between Tiberius and Continental Stock Transfer & Trust Company, as warrant agent (as amended, the “Warrant Agreement”), which governs the 4,000,000 warrants which the Reporting Person received from the Sponsor.

Except as set forth in this Schedule 13D, the Reporting Person has no current plans or proposals which relate to, or would result in:

(a)       The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)       An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)       A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)       Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)       Any material change in the present capitalization or dividend policy of the Issuer;

(f)       Any other material change in the Issuer's business or corporate structure;

(g)       Changes in the Issuer’s memorandum of association, bye-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)       Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)       A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)       Any action similar to any of those enumerated above.

The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) above. The Reporting Person may at any time reconsider and change his plans or proposals relating to the foregoing.

In addition, in the Reporting Person’s roles as Chairman of the Board and Chief Executive Officer of the Issuer, the Reporting Person has the ability directly or indirectly to influence the management and policies of the Issuer. In his capacity as the Chairman of the Board and Chief Executive Officer of the Issuer, the Reporting Person may from time to time discuss matters related to clauses (a) through (j) of Item 4 of Schedule 13D with members of management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors and may take actions with respect to such matters in his capacity as the Chairman of the Board and Chief Executive Officer of the Issuer.

The information set forth in Items 5 and 6 is incorporated by reference herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)       As of March 17, 2020, the Reporting Person beneficially owned 17,462,974 Common Shares, consisting of (i) 12,331,826 Common Shares, (ii) 4,000,000 warrants to purchase Common Shares at a price of $11.50 per share and (iii) 1,131,148 Common Shares, 600,000 of which vest when the Common Shares achieve a price of $11.50 per share for 20 out of 30 trading days, 400,000 of which vest when the Common Shares achieve a price of $12.50 per share for 20 out of 30 trading days, and 131,148 of which vest when the Common Shares achieve a price of $15.25 per share for 20 out of 30 trading days, which the Reporting Person is deemed to beneficially own by virtue of having the right to vote (but not dispose of) such shares. As of such date, in accordance with SEC rules for calculating percentages of beneficial ownership, the 17,462,974 Common Shares beneficially owned by the Reporting Person represented approximately 33% of the Common Shares of the Issuer.

(b)       As of March 17, 2020, the Reporting Person has:

(i)	sole power to vote or direct the vote of 17,462,974 Common Shares;
(ii)	shared power to vote or direct the vote of 0 Common Shares;
(iii)	sole power to dispose or direct the disposition of 16,331,826 Common Shares; and
(iv)	shared power to dispose or direct the disposition of 0 Common Shares.

As of March 17, 2020, the Reporting Person has the right to vote, but not the right to dispose or direct the disposition of, the 1,131,148 contingent unvested Common Shares beneficially owned by the Reporting Person. The Reporting Person will not have investment power over such shares until the vesting thereof.

(c)       Except as otherwise described in Item 4 and Item 6 and elsewhere in this Schedule 13D, no transactions in the Common Shares of the Issuer were effected by the Reporting Person during the past 60 days.

(d)       Except as set forth herein, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares of the Issuer beneficially owned by the Reporting Person.

(e)       Not applicable.

The information set forth in Items 4 and 6 is incorporated by reference herein.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Set forth below are the contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other persons with respect to any securities of the Issuer.

Business Combination Agreement

As described in Item 3 above, on October 10, 2019, IGI entered into the Business Combination Agreement with Tiberius, the Purchaser Representative, the Reporting Person, in his capacity as the Seller Representative for the Sellers, and, pursuant to joinder agreements, the Issuer and Merger Sub.

In connection with the Business Combination Agreement, shareholders of IGI holding 100% of the issued and outstanding capital shares of IGI entered into Share Exchange Agreements (as defined below) with IGI, Tiberius, the Reporting Person in his capacity as the Seller Representative, and, pursuant to a joinder, the Issuer.

Pursuant to the Business Combination Agreement and the Share Exchange Agreements, subject to the terms and conditions set forth therein, at the Closing of the business combination involving the Issuer, IGI and Tiberius (a) Merger Sub merged with and into Tiberius, with Tiberius continuing as the surviving entity (the “Merger”), and all holders of Tiberius securities received substantially identical securities of the Issuer, and (b) the Issuer acquired all of the issued and outstanding ordinary shares of IGI (the “Purchased Shares”) from the Sellers, including the ordinary shares of IGI held by the Reporting Person, in exchange for an aggregate of $80 million and 29,759,999 Common Shares of the Issuer, with IGI becoming a subsidiary of the Issuer (the “Share Exchange”). The Reporting Person received 12,331,826 Common Shares and $65 million pursuant to the Business Combination Agreement for his 62,208,531 ordinary shares of IGI.

Pursuant to the Exchange Agreements, each of the 25 shareholders of IGI agreed to exchange their IGI ordinary shares for the Issuer’s Common Shares and/or cash. Each Exchange Agreement also provided that each of the IGI shareholders named the Reporting Person as the Seller Representative in connection with the Business Combination, making the Reporting Person the attorney in fact for all of the IGI shareholders.

A number of Common Shares otherwise issuable to the Sellers at the Closing equal to 2.5% of the Transaction Consideration (as defined in the Business Combination Agreement) (the “Escrow Shares”), including 387,780 Common Shares otherwise issuable to the Reporting Person, were set aside in escrow and delivered to Continental Stock Transfer & Trust Company (“Continental”), as escrow agent (the “Escrow Agent”), at the Closing, with such Escrow Shares, and any dividends, distributions or other earnings thereon, to be used as the sole source of remedy available to the Issuer for any post-closing Transaction Consideration negative adjustments. At the Closing, the Issuer, the Purchaser Representative and the Reporting Person as the Seller Representative entered into an Escrow Agreement pursuant to which Continental agreed to serve as the escrow agent. The Escrow Shares were allocated among the Sellers pro rata based on the number of Exchange Shares received by each Seller, and while held in escrow, each Seller will have voting rights on the Escrow Shares based on such allocation. The Transaction Consideration paid by the Issuer at the Closing was based off of an estimate of the most current month-end Adjusted Book Value at the Closing, subject to a post-Closing true-up. If the true-up results in a decrease in the Transaction Consideration, such true-up will be paid to the Issuer by delivery of all or a portion of the Escrow Shares (which will be effectively cancelled by the Issuer). If the true-up results in an increase in the Transaction Consideration, such true-up will be paid by the Issuer by delivery of additional Exchange Shares (and without a cap on the number of additional Exchange Shares to be issued). Upon the final determination of the true-up, any remaining Escrow Shares or other escrow property will be delivered to the Sellers.

Share Exchange Agreement

In connection with the Business Combination Agreement, the Reporting Person entered into a Share Exchange Agreement with IGI and Tiberius on October 10, 2019 (the “Share Exchange Agreement”). The Issuer subsequently executed a joinder to the Share Exchange Agreement. Under the Share Exchange Agreement, the Reporting Person agreed to sell to the Issuer 62,208,531 issued and outstanding ordinary shares of IGI in exchange for his portion of the Transaction Consideration under the Business Combination Agreement.

The Reporting Person made certain limited representations and warranties to IGI, Tiberius and the Issuer in the Share Exchange Agreement, and acknowledged and consented to the terms of the Business Combination Agreement and approved IGI’s execution, delivery and performance of the Business Combination Agreement and ancillary documents and the consummation of the transactions contemplated thereby. The Reporting Person, on behalf of himself and his affiliates, provided a general release of IGI and its subsidiaries, effective as of the Closing, other than his rights under the Share Exchange Agreement and ancillary documents and certain claims related to employment or service as a director or officer. The Reporting Person agreed (1) to certain confidentiality obligations, (2) not to publicize the Share Exchange Agreement or ancillary documents, (3) to terminate any outstanding shareholders, voting or registration rights agreements, (4) not to transfer any IGI shares unless the transferee executes and delivers a Share Exchange Agreement and any applicable ancillary documents, except that the Reporting Person is only permitted to transfer to his family members or affiliates, (5) not to solicit, or enter into, any alternative competing transactions, (6) not to engage in insider trading and (7) to use his commercially reasonable efforts to consummate the Closing under the Share Exchange Agreement. The representations, warranties and covenants of the Reporting Person did not survive the closing of the Business Combination, except for those covenants to be performed after such closing, which will survive until performed in accordance with their terms.

Non-Competition Agreement

Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, the Reporting Person, Tiberius, IGI and the Purchaser Representative entered into a Non-Competition and Non-Solicitation Agreement (the “Non-Competition Agreement”) to which the Issuer became a party by executing and delivering a joinder thereto, in favor of Tiberius, the Issuer, IGI and their respective successors, affiliates and subsidiaries (collectively, the “Covered Parties”) relating to the Covered Parties’ business after the Closing. Such Non-Competition Agreement became effective upon the consummation of the Business Combination.

Under the Non-Competition Agreement, for a period of three (3) years after the Closing (the “Restricted Period”), the Reporting Person and his controlled affiliates will not, without the Issuer’s prior written consent, anywhere in Asia, Africa, the Middle East, Central America, South America, Continental Europe or in any other markets in which the Covered Parties are engaged, or are actively contemplating to become engaged, in the Business, as of the date of the Closing or during the Restricted Period, directly or indirectly engage in the business (or own, manage, finance or control, or become engaged or serve as an officer, director, employee, member, partner, agent, consultant, advisor or representative of, an entity that engages in the business) of commercial property and casualty insurance and reinsurance (collectively, the “Business”). However, the Reporting Person and his controlled affiliates may own passive investments of no more than 3% of the total outstanding equity interests of a competitor that is publicly traded, so long as the Reporting Person and his controlled affiliates and their respective equity holders, directors, officers, managers and employees who were involved with the business of any of the Covered Parties are not involved in the management or control of such competitor. Under the Non-Competition Agreement, during the Restricted Period, the Reporting Person and his controlled affiliates also will not, without the Issuer’s prior written consent, (i) solicit or hire the Covered Parties’ employees, consultants or independent contractors as of the Closing, during the Restricted Period or at any time within the six month period prior to such solicitation, or (ii) solicit or induce the Covered Parties’ customers as of the Closing, during the Restricted Period or at any time within the six month period prior to such solicitation. The Reporting Person also agreed to certain confidentiality obligations with respect to the information of the Covered Parties.

Lock-Up Agreement

Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, the Purchaser Representative and the Reporting Person entered into a Lock-Up Agreement (the “Lock-Up Agreement”), with respect to the Reporting Person’s Exchange Shares (including Escrow Shares and any additional Exchange Shares issued after the Closing as a result of post-closing adjustments to the Transaction Consideration) (collectively, the “Restricted Securities”). The Issuer subsequently became a party thereto by executing and delivering a joinder. The Lock-Up Agreement became effective upon the consummation of the Business Combination.

In the Lock-Up Agreement signed by the Reporting Person, the Reporting Person agreed that he will not, during the period from the Closing and ending on the earlier of (x) one year after the date of the Closing, (y) the date on which the closing sale price of the Issuer’s Common Shares equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing, and (z) the date after the Closing on which the Issuer consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party, sell, transfer, assign, pledge, hypothecate or otherwise dispose of, directly or indirectly, the Restricted Securities, or publicly disclose the intention to do any of the foregoing.

The Reporting Person agreed in the Lock-Up Agreement that the Escrow Shares will continue to be subject to such transfer restrictions until they are released from the escrow account. However, the Reporting Person will be allowed to transfer any of the Restricted Securities (other than the Escrow Shares while they are held in the escrow account) (1) by gift, (2) by will or intestate succession, (3) to any immediate family member, any trust for immediate family members, any entity or trust for bona fide estate or tax planning purposes, or to any affiliate of the Reporting Person, or (4) pursuant to a court order or settlement agreement relating to the dissolution of a marriage or civil union, provided in each such case that the transferee thereof agrees to be bound by the restrictions set forth in the Lock-Up Agreement.

Sponsor Share Letter

Simultaneously with the execution of the Business Combination Agreement on October 10, 2019, the Sponsor, Tiberius, IGI, the Reporting Person and Argo Re Limited entered into a letter agreement (the “Sponsor Share Letter”), to which the Issuer became a party by executing and delivering a joinder thereto, pursuant to which, among other things, the Sponsor agreed to transfer to the Reporting Person at the Closing (i) 4,000,000 of its Tiberius private warrants (which became Issuer private warrants at the Closing) and (ii) 1,000,000 of its Tiberius founder shares (represented by Issuer Common Shares issued in exchange therefor in the Merger) (the “Earnout Shares”), with such Earnout Shares being subject to certain vesting and share acquisition provisions as set forth therein.

The Earnout Shares will not be permitted to be transferred by the Reporting Person unless and until they vest in accordance with the requirements of the Sponsor Share Letter. Any Earnout Shares that fail to vest on or prior to the eight year anniversary of the Closing (the period from the Closing until such date, the “Earnout Period”) will be transferred to the Issuer for cancellation. Unless and until any Earnout Shares are transferred to the Issuer for cancellation, the Reporting Person will own all rights to such Earnout Shares, subject to the transfer restrictions. The Earnout Shares will vest and no longer be subject to acquisition by the Issuer with respect to 600,000 shares, at a vesting price of $11.50, and (ii) with respect to 400,000 shares at a vesting price of $12.75.

The vesting price means the closing price of Issuer Common Shares on the principal exchange on which such securities are then listed or quoted for 20 trading days over a 30 trading day period at any time during the Earnout Period (in each case subject to equitable adjustment for share splits, share dividends, reorganizations, combinations, recapitalizations and similar transactions).

Additionally, all Earnout Shares will automatically vest and no longer be subject to acquisition by the Issuer for cancellation if after the Closing (1) the Issuer engages in a “going private” transaction pursuant to Rule 13e-3 of the Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise ceases to be subject to reporting obligations under Sections 13 or 15(d) of the Exchange Act, (2) the Common Shares cease to be listed on a national securities exchange or (3) the Issuer is subject to a change of control.

The Earnout Shares transferred to the Reporting Person under the Sponsor Share Letter were transferred to the Reporting Person as a “permitted transferee” of Sponsor under the Insider Letter and taken subject to the transfer restrictions therein. The Earnout Shares cannot be transferred until the earlier of (i) one year after the completion of the Business Combination or (ii) (a) if the last sale price of the Common Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (b) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Common Shares for cash, securities or other property. The Earnout Shares cannot be transferred until 30 days after the Closing of the Business Combination.

Transfers of Earnout Shares are permitted (i) to the Issuer’s officers or directors, any affiliates or family members of any of the Issuer’s officers or directors, any members of the Sponsor, or any affiliates of the Sponsor, (ii) by gift to a member of the Reporting Person’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization, (iii) by virtue of laws of descent and distribution upon death of the Reporting Person, (iv) pursuant to a qualified domestic relations order, (v) by private sales or transfers made in connection with the Closing of the Business Combination at prices no greater than the price at which the securities were originally purchased, (vi) in the event of the Issuer’s liquidation, merger, capital stock exchange, reorganization or other similar transaction which results in all of the Issuer’s shareholders having the right to exchange their Common Shares for cash, securities or other property subsequent to the completion of the Business Combination, and (vii) transfers in connection with the Business Combination with the Issuer’s consent to any third party.

The warrants transferred to the Reporting Person were transferred to the Reporting Person as a “permitted transferee” of Sponsor under the Warrant Agreement, and taken subject to the transfer restrictions therein. The warrants transferred under the Warrant Agreement may not be transferred, assigned or sold until 30 days after the Closing of the Business Combination, provided, however, that the Reporting Person is permitted to transfer the warrants (i) as a gift to his immediate family or to a trust for immediate family members, an affiliate of such person or to a charitable organization, (ii) to Tiberius’s officers or directors, any affiliate or family member of any of Tiberius’s officers or directors, any affiliate of the Sponsor, to any member(s) of the Sponsor or any of their affiliates, (iii) by virtue of the laws of descent and distribution upon the Reporting Person’s death, (iv) pursuant to a qualified domestic relations order, (v) through private sales or transfers made in connection with the Business Combination at prices no greater than the price at which the warrants were originally purchased, or (vi) in connection with the Business Combination with Tiberius’s consent to any third party. These restrictions terminate 30 days after the Closing of the Business Combination.

Share Transfer Agreement

On March 16, 2020, the Sponsor, the Issuer and the Reporting Person entered into the Share Transfer Agreement. Under the Share Transfer Agreement, upon and subject to the Closing, the Sponsor transferred and assigned to the Reporting Person 131,148 of its Earnout Shares free and clear of all liens, encumbrances and other security interests except those set forth in the Insider Letter and the Sponsor Share Letter, as described above. The 131,148 Earnout Shares will vest and no longer be subject to acquisition by the Issuer at a vesting price of $15.25.

Registration Rights Agreement

At the Closing, the Issuer, the Purchaser Representative and the Sellers, including the Reporting Person, entered into the Registration Rights Agreement, which became effective upon the consummation of the Business Combination. Under the Registration Rights Agreement, the Sellers hold registration rights that obligate the Issuer to register for resale under the Securities Act all or any portion of the Exchange Shares (including Escrow Shares and any additional Exchange Shares issued after the Closing for the Transaction Consideration adjustments) and any Tiberius securities transferred to such Seller under the Sponsor Share Letter (collectively, the “Registrable Securities”). Sellers holding at least 25% of the Registrable Securities as of the Closing (after giving effect thereto), which includes the Reporting Person, will be entitled under the Registration Rights Agreement to make a written demand for registration under the Securities Act of all or part of Registrable Securities. Subject to certain exceptions, if at any time after the Closing, the Issuer proposes to file a registration statement under the Securities Act with respect to its securities, under the Registration Rights Agreement, the Issuer will be required to give notice to the Sellers as to the proposed filing and offer the Sellers holding Registrable Securities an opportunity to register the sale of such number of Registrable Securities as requested by the Sellers in writing. In addition, subject to certain exceptions, Sellers holding at least 25% of the Registrable Securities as of the Closing (after giving effect thereto), which includes the Reporting Person, will be entitled under the Registration Rights Agreement to request in writing that the Issuer register the resale of any or all of such Registrable Securities on Form S-3 or F-3 and any similar short-form registration that may be available at such time. The Issuer also agreed to file within 30 days after the Closing a resale registration statement on Form F-1, F-3, S-1 or S-3 covering all Registrable Securities and to use its commercially reasonable efforts to cause such registration statement to be declared effective as soon as possible thereafter. If a registration statement includes any Registrable Securities that are subject to restriction under the Lock-Up Agreements, the Escrow Agreement or the Sponsor Share Letter (including pursuant to the provisions of the Insider Letter incorporated therein), such Registrable Securities may be registered, but they may not be sold or transferred while subject to such transfer restrictions.

Under the Registration Rights Agreement, the Issuer agreed to indemnify the Sellers, including the Reporting Person, and certain persons or entities related to the Sellers such as their officers, directors, employees, agents and representatives against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell Registrable Securities, unless such liability arose from their misstatement or omission, and the Sellers including Registrable Securities in any registration statement or prospectus agreed to indemnify the Issuer and certain persons or entities related to the Issuer such as its officers and directors and underwriters against all losses caused by their material misstatements or omissions in those documents.

Amended and Restated Bye-laws of the Issuer

The Amended and Restated Bye-laws of the Issuer provide that the Issuer’s directors will be elected by the shareholders at an annual general meeting or at any special general meeting called for that purpose, subject to the following:

(i)	the Reporting Person will be entitled to appoint two directors (such directors, “Jabsheh Directors”) for so long as (1) the Reporting Person, members of the Reporting Person’s immediate family and/or natural lineal descendants of the Reporting Person or a trust or other similar entity established for the exclusive benefit of the Reporting Person and his immediate family and natural lineal descendants (the “Jabsheh Family”) and/or their affiliates own at least 10% of the issued and outstanding Common Shares of the Issuer and (2) the Reporting Person is a shareholder of the Issuer; and
(ii)	the Reporting Person will be entitled to appoint one Jabsheh Director for so long as (1) the Reporting Person, the Jabsheh Family and/or their affiliates own at least 5% (but less than 10%) of the issued and outstanding Common Shares of the Issuer and (2) the Reporting Person is a shareholder of the Issuer.

A Jabsheh Director may only be removed by the Reporting Person by notice in writing to the Jabsheh Director and the secretary, so long as the Reporting Person is entitled to appoint such director in accordance with the Amended and Restated Bye-laws. The Reporting Person has the right to fill any vacancy created for any reason in the office of a Jabsheh Director so long as he is entitled to appoint such director. Each committee of the Board must include a Jabsheh Director or a nominee of a Jabsheh Director.

The Issuer may only take the following actions if they are approved by a majority of the Board which must include the affirmative vote of each Jabsheh Director:

(i)	sell or dispose of all or substantially all of the assets of the Issuer and its subsidiaries on a consolidated basis;
(ii)	enter into any transaction in which one or more third parties acquire or acquires 25% or more of the common shares of the Issuer;
(iii)	enter into any merger, consolidation, or amalgamation with an aggregate value equal to or greater than $75 million (exclusive of inter-company transactions);
(iv)	alter the size of the Board;
(v)	incur debt in an amount of $50 million (or other equivalent currency) or more; and
(vi)	issue Common Shares (or securities convertible into Common Shares) in an amount equal to or greater than 10% of the then issued and outstanding Common Shares of the Company.

The Jabsheh Directors will serve as Class III directors. The Business Combination Agreement provides that the Reporting Person shall serve as the initial Chairman of the Board of the Issuer.

Warrant Agreement

In connection with the Business Combination, the Issuer entered into an amendment to the Warrant Agreement with Continental on March 17, 2020 as a result to which the Issuer assumed Tiberius’s rights and obligations under the Warrant Agreement. The warrants to acquire Common Shares of the Issuer will become exercisable 30 days after the completion of the Business Combination; provided that the Issuer has an effective registration statement under the Securities Act covering the Common Shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Issuer permits holders to exercise their warrants on a cashless basis under the circumstances specified in the Warrant Agreement). The Issuer has agreed that as soon as practicable, but in no event later than 30 days after the closing of the Business Combination, the Issuer will use its best efforts to file with the Securities and Exchange Commission (the “SEC”) and have an effective registration statement covering the Common Shares issuable upon exercise of the warrants and to maintain a current prospectus relating to those Common Shares until the warrants expire or are redeemed.

The warrants will expire at 5:00 p.m., New York City time, five years after the completion of the Business Combination or earlier upon redemption or liquidation.

The warrants transferred to the Reporting Person will be subject to transfer restrictions as described under the Sponsor Share Letter above.

None of the warrants held by the Reporting Person will be redeemable by the Issuer so long as they are held by the Reporting Person or his permitted transferees.

Employment Agreement

In connection with the Business Combination, the Issuer entered into an employment agreement with the Reporting Person on March 17, 2020 (the “Employment Agreement”). Under the Employment Agreement, the Reporting Person is entitled to receive an annual equity award equal to 150% of his salary for the year. In addition, under the Employment Agreement, in the event of a change of control of the Issuer, the Reporting Person would be entitled to a severance payment calculated as a multiple of the Reporting Person’s compensation, including equity compensation.

Except as described above and elsewhere in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

3.1	Form of Amended and Restated Bye-laws (incorporated herein by reference to Exhibit 1.2 of the Shell Company Report on Form 20-F filed by the Issuer with the SEC on March 23, 2020).

10.1.	Business Combination Agreement, dated as of October 10, 2019, by and among Tiberius Acquisition Corporation, Lagniappe Ventures LLC in the capacity as the Purchaser Representative thereunder, International General Insurance Holdings Limited and Wasef Jabsheh in the capacity as the Seller Representative thereunder, and the Issuer and Merger Sub pursuant to a joinder thereto (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Tiberius with the SEC on October 17, 2019).

10.2.	First Amendment to Business Combination Agreement, dated as of February 12, 2020 (incorporated herein by reference to Exhibit 2.2 to the Issuer’s Registration Statement on Form F-4 filed by the Issuer with the SEC on February 18, 2020).
10.3.	Share Exchange Agreement, dated as of October 10, 2019, by and among International General Insurance Holdings Limited, Tiberius, Wasef Jabsheh as a Seller thereunder, Wasef Jabsheh in his capacity as the Seller Representative thereunder, and the Issuer pursuant to a joinder thereto (incorporated herein by reference to Exhibit 10.2 of Tiberius’s Current Report on Form 8-K, filed with the SEC on October 17, 2019).

10.4	Form of Share Exchange Agreement by and among International General Insurance Holdings Limited, Tiberius, the shareholders of IGI party thereto, the Reporting Person in his capacity as the Seller Representative thereunder, and the Issuer pursuant to a joinder thereto (incorporated by reference to Exhibit 10.1 of Tiberius’s Form 8-K, filed with the SEC on October 17, 2019).

10.5	Non-Competition Agreement, dated as of October 10, 2019, by Wasef Jabsheh in favor of and for the benefit of Tiberius, International General Insurance Holdings Limited, pursuant to a joinder thereto, the Issuer, and each of their respective present and future affiliates, successors and direct and indirect subsidiaries (incorporated herein by reference to Exhibit 10.5 of Tiberius’s Current Report on Form 8-K, filed with the SEC on October 17, 2019).

10.6	Letter Agreement, dated as of October 10, 2019, by and among Lagniappe Ventures LLC, Tiberius, International General Insurance Holdings Limited, Wasef Jabsheh, Argo Re Limited and, pursuant to a joinder thereto, the Issuer (incorporated herein by reference to Exhibit 10.9 of Tiberius’s Current Report on Form 8-K, filed with the SEC on October 17, 2019).

10.7	Registration Rights Agreement, dated as of March 17, 2020 by and among the Issuer, Lagniappe Ventures LLC in the capacity as the Purchaser Representative, the Reporting Person and the other Sellers party thereto as “Investors” thereunder (incorporated herein by reference to Exhibit 10.1 of the Shell Company Report on Form 20-F filed by the Issuer with the SEC on March 23, 2020).

10.8	Insider Letter, dated as of March 15, 2018 by and among Tiberius, its officers, directors and Lagniappe Ventures LLC (incorporated herein by reference to Exhibit 10.1 of Tiberius’s Current Report on Form 8-K, filed with the SEC on March 21, 2018).

10.9	Warrant Agreement, dated March 15, 2018, between Continental Stock Transfer & Trust Company and Tiberius (incorporated herein by reference to Exhibit 4.1 of Tiberius’s Form 8-K, filed with the SEC on March 21, 2018).

10.10	Amendment to Warrant Agreement, dated March 17, 2020, between Continental Stock Transfer & Trust Company, Tiberius and the Issuer. (incorporated herein by reference to Exhibit 4.4 of the Shell Company Report on Form 20-F filed by the Issuer with the SEC on March 23, 2020).

10.11	Escrow Agreement, dated as of March 17, 2020, among the Issuer, Lagniappe Ventures LLC in the capacity as the Purchaser Representative, Wasef Jabsheh in the capacity as the Seller Representative, and the Issuer and Continental Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 10.24 of the Shell Company Report on Form 20-F filed by the Issuer with the SEC on March 23, 2020).

10.12	Share Transfer Agreement, dated as of March 16, 2020 by and among Lagniappe Ventures LLC, the Issuer and the Reporting Person (incorporated herein by reference to Exhibit 10.25 of the Shell Company Report on Form 20-F filed by the Issuer with the SEC on March 23, 2020).

99.1	Power of Attorney.*

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2020

By:	/s/ Wasef Jabsheh
Name: Wasef Jabsheh